                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                           SCHEDULE 13D
                         Amendment No. 4*

            Under the Securities Exchange Act of 1934

                      CyberGuard Corporation
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                         (Name of Issuer)


                          Common Stock
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                  (Title of Class of Securities)


                           231910100
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                        (CUSIP Number)


                  Gary S. Kohler, Vice President
                Okabena Investment Services, Inc.
                       5140 Norwest Center
       90 South Seventh Street, Minneapolis, MN 55402-4139
                         (612) 339-7151
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     (Name, Address and Telephone Number of Person Authorized
              to receive Notices and Communications)


                       December 18, 1996
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     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page should be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).







                              Page 1 of 4 Pages


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CUSIP No.  231910100
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     (1)  Names of Reporting Persons S.S. or I.R.S. Identification Nos. of
          Above Persons

          Okabena Partnership K, a Minnesota general partnership 41-1642281
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     (2)  Check the Appropriate Box if a Member of a Group
                                                  (a)       /   /
                                                  (b)       / X /
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     (3)  SEC Use Only

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     (4)  Source of Funds

          WC
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     (5)  Check if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)                                /   /
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     (6)  Citizenship or Place of Organization

          MN
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Number of      (7)  Sole Voting Power        529,800   shares
Shares Bene-   ---------------------------------------------------------------
 ficially      (8)  Shared Voting Power          -0-   shares
Owned by       ---------------------------------------------------------------
Each Report-   (9)  Sole Dispositive Power   529,800   shares
 ing Person    ---------------------------------------------------------------
  With         (10) Shared Dispositive Power     -0-   shares
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     (11) Aggregate Amount Beneficially Owned by Each Reporting Person

          529,800 shares
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     (12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                                                            /   /
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     (13) Percent of Class Represented by Amount in Row (11)
                              7.6%
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     (14) Type of Reporting Person (See Instructions)

          PN


                       Page 2 of 4 Pages


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This fourth Amendment to Schedule 13D is filed by and on behalf of Okabena
Partnership K (the "Partnership") and amends the original Schedule 13D filed on December 21, 1995 and Amendment No. 1 filed February 9, 1996, Amendment No. 2 filed May 24, 1996 and Amendment No. 3 filed on August 2, 1996.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          Item 5 is amended and restated as follows:

          (a) and (b). See Schedule 13D cover page, rows (7) through (11) inclusive and (13). The Issuer's Form 10-Q filed with the Securities and Exchange Commission on November 11, 1996 indicated that it had 7,000,607 shares outstanding on November 8, 1996. The Partnership effected the following open market sales:

          Date           Shares Sold         Price Per Share
          ----           -----------         ---------------
          8/7/96            5,100              $ 9.60
          8/15/96           1,700               10.812
          9/30/96           3,300                9.00
          10/8/96           1,000                9.625
          11/20/96          7,900               11.453

          The Partnership also effected the following short sales against the box:

          Date      Number of Shares Sold (Short Against Box)   Price Per Share
          ----      -----------------------------------------   ---------------
          12/9/96                    70,000                         $13.56
          12/12/96                    4,000                          13.375
          12/13/96                    1,100                          12.75
          12/18/96                   24,900                          12.50
















                       Page 3 of 4 pages


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                           SIGNATURE

               After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date: December 26, 1996                 OKABENA PARTNERSHIP K
                                        By: Okabena Investment Services, Inc.
                                            Its Managing Partner

                                        By:          /s/ Gary S. Kohler
                                            ----------------------------------
                                            Gary S. Kohler, Vice President


































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